UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2018

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“Infosys” or “the Company” or “we”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter ended June 30, 2018.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 13, 2018, we announced our results of operations for the quarter ended June 30, 2018. We issued press releases announcing our results under International Financial Reporting Standards (“IFRS”) in U.S. dollars and Indian rupees, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

On July 13, 2018, the leadership team were part of a common television interaction in which they answered questions from the media. The transcript of this interaction is attached to this Form 6-K as Exhibit 99.3.

On July 13, 2018, we held a press conference to announce our results, which was followed by a question and answer session. The transcript of this press conference is attached to this Form 6-K as Exhibit 99.4.

We have also made available to the public on our web site, www.infosys.com, a fact sheet that provides details on our profit and loss account summary for the quarters ended June 30, 2018 and 2017 (as per IFRS); revenue by geographical segment, service offering, project type, and industry classification; information regarding our client concentration; employee information and metrics; infrastructure information; and consolidated IT services information. We have attached this fact sheet to this Form 6-K as Exhibit 99.5.

On July 13, 2018, we also held a teleconference with investors and analysts to discuss our results. The transcript of the teleconference is attached to this Form 6-K as Exhibit 99.6.

We placed form of releases to stock exchanges and advertisements in certain Indian newspapers concerning our results of operations for the quarter ended June 30, 2018, under Ind AS. A copy of the release to the stock exchanges and the advertisement is attached to this Form 6-K as Exhibit 99.7.

We have made available to the public on our web site, www.infosys.com, the following: Audited Condensed Financial Statements in compliance with IFRS in US dollars and the Auditors Report; Audited Condensed Financial Statements in compliance with IFRS in Indian Rupees and the Auditors Report; Ind AS Condensed Standalone Financial Statements and Auditors Report in Indian Rupees; Ind AS Consolidated Financial Statements and Auditors Report in Indian Rupees for the quarter ended June 30, 2018. We have attached these documents to this Form 6-K as Exhibits 99.8, 99.9,99.10 and 99.11 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Infosys Limited /s/ Inderpreet Sawhney

Date: July 18, 2018	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	IFRS USD press release
99.2	IFRS INR press release
99.3	Transcript of July 13, 2018 4:30 p.m. IST television interaction
99.4	Transcript of July 13, 2018 press conference
99.5	Fact Sheet regarding Registrant's Profit and Loss Account Summary for the quarters ended June 30, 2018 and 2017 (as per IFRS); Revenue by Geographical Segment, Service Offering, Project Type, and Industry Classification; Information regarding Client Concentration; Employee Information and Metrics; Infrastructure Information; and Consolidated IT Services Information
99.6	Transcript of July 13, 2018 06:30 p.m. IST Earnings Call
99.7	Form of release to stock exchanges and advertisement placed in Indian newspapers
99.8	Audited Condensed Financial Statements in compliance with IFRS in US Dollars and the Auditors Report
99.9	Audited Condensed Financial Statements in compliance with IFRS in Indian Rupees and the Auditors Report
99.10	Ind AS Condensed Standalone Financial Statements and Auditors Report in Indian Rupees for the quarter ended June 30, 2018
99.11	Ind AS Consolidated Financial Statements and Auditors Report in Indian Rupees for the quarter ended June 30, 2018